U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING
                               FOR FORM 10-Q

       For Period Ended             Commission File No. 1-10210
      September 30, 1997               CUSIP No. 301601 10 1

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                         EXECUTIVE TELECARD, LTD.
                         (Full Name of Registrant)

                    1720 S. Bellaire Street, 10th Floor
                          Denver, Colorado 80222
                  (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Because of the ongoing negotiations with the Company's primary lender, the Company was unable to finalize the report for filing in a timely manner.



PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

     Allen Mandel   (303) 691-2115

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X]  Yes       [  ]  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [X]  Yes       [  ]  No

     As indicated in the Company's Form 10-Q filed concurrently herewith, the Company had a loss from operations for the quarter ended September 30, 1997 of approximately $1.87 million as opposed to a profit of approximately $.6 million for the corresponding period in the preceding year. An explanation for the change in results is included in Management's Discussion and Analysis of Financial Condition and Results in the subject report.

                         Executive Telecard, Ltd.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  November 17, 1997           By:/s/Anne Haas
                                        Anne Haas
                                        Chief Accounting Officer